EXHIBIT 99.1

    AMEN Properties Announces Third Quarter 2006 Financial Results

    MIDLAND, Texas--(BUSINESS WIRE)--Nov. 14, 2006--AMEN Properties, Inc. (NASDAQ:AMEN), with headquarters in Midland, Texas, today announced the results for the quarter ending September 30, 2006.

    AMEN Properties, Inc., (the "Company") is a real estate and energy company engaged in owning and managing real estate, oil and gas royalties, and energy related business properties. The Company is a holding company and conducts its operations through AMEN Delaware, LP ("Delaware"); AMEN Minerals, LP ("Minerals") and W Power and Light, LP ("W Power"), each being a wholly owned subsidiary of the Company. As of September 30, 2006, the Company, through Delaware's investment in a real estate joint venture, has a commercial real estate portfolio consisting of an ownership of approximately 18% in two office properties located in Midland, Texas comprising an aggregate of approximately 428,560 square feet of gross leasable area. The Company's present oil and gas royalty holdings are through Minerals, which owns two oil and gas royalty properties, one in Nowata County, Oklahoma and the other in Hemphill County, Texas. The Company is engaged in the retail electricity market as a retail electric provider serving both retail and wholesale customers within the state of Texas through W Power. Effective April 1, 2006, AMEN Properties acquired 100% of Priority Power Management, Ltd., a Texas limited partnership, and Priority Power Management, Dallas, Ltd., a Texas limited partnership, (collectively referred to as "Priority Power"). Priority Power is primarily involved in providing energy management services and the Company believes that Priority Power's business is complementary to the retail electricity provider business conducted by the Company's subsidiary W Power.

    For the nine months ended September 30, 2006, the Company generated net income of $1,883,397 or $.84 per share as compared to a net loss of $525,454 or $.24 per share for the same period ended September 30, 2005, for a net increase of $2,408,851. This increase is mainly due to the Company's wholly owned subsidiary AMEN Delaware, Ltd selling approximately 74% of its original 71.348% interest in the distributed assets of TCTB during the quarter ending September 30, 2006 for a gain of approximately $1,405,500; W Power generating net income for the nine months ended September 30, 2006 of approximately $348,000 compared to a net loss of approximately $336,000 for the same period ended September 30, 2005; and the Company completing the acquisition of Priority Power effective April 1, 2006 and Priority Power generating net income of approximately $688,000 since the date of acquisition.

    For the nine months ended September 30, 2006, the Company experienced an increase in rental revenue of approximately $181,000, as compared to the same period ended September 30, 2005. The increase is mainly due to the Company billing tenants for the incremental increase in building operations. The Company did not pass through the incremental increase in building operations during the same period ended September 30, 2005. W Power experienced a net increase in retail electricity revenue of approximately $4,535,000. This increase is mainly due to W Power moving from a start up phase to growing its customer base to approximately 1,700 meters. Due to Priority Power Management not being a part of the Company's operations during the nine months ended September 30, 2005 comparative information for energy management fees is not available.

    Total operating expense for the nine months ended September 30, 2006 as compared to same period ended September 30, 2005 increased approximately $4,711,000. This increase is mainly related to W Power's increase in purchased wholesale electricity of approximately $3,942,000. The remaining increase in operating expenses is mainly related to the increase of general and administrative costs, approximately $513,000, associated with the newly acquired business segment Priority Power and an increase in rental property operations, approximately $240,000, associated with the increase in energy costs.

    W Power's cost of goods and services were $7,818,782 or approximately 91.8% of retail electricity sales for the nine months ended September 30, 2006, for a gross profit of approximately $698,000 or approximately 8.1% of retail electricity sales for the nine months ending September 30, 2006. For the nine months ended September 30, 2005 W Power's cost of goods and services were $3,876,737 or approximately 97.4% of retail electricity sales for the nine months ended September 30, 2005, for a gross profit of approximately $105,000 or approximately 2.1% of retail electricity sales for the nine months ending September 30, 2005. The net increase of approximately 6.0% in gross profit earnings is mainly due to W Power successfully increasing its customer contract prices while also experiencing a decrease in the costs of wholesale power and certain wholesale ERCOT ancillary services for the nine month period as compared to last year.

    Rental property operations expense increased approximately $240,000 for the nine months ended September 30, 2006 as compared to nine months ended September 30, 2005. The increase for property operations is attributable to the increase in utility expense due to the rising costs of energy.

    For the nine months ended September 30, 2006 as compared to the same period ending September 30, 2005, general and administrative costs increased approximately $513,000. This increase is mainly attributable to the newly acquired operating segment Priority Power.

    For the nine months ended September 30, 2006, as compared to the same period ended September 30, 2005, the Company experienced an increase of approximately $128,000 in interest income. This increase is mainly due to a rate increase on the Company's previously held $2,100,000 certificated of deposit with the Wells Fargo, Bank, N.A. coupled with the interest the Company received on the restricted deposits with JPMorgan Chase Bank, N.A. totaling $2,181,000 collateralizing outstanding Letters of Credit. During the three months ended September 30, 2006, the Company entered into an Agreement to Distribute Assets, effective September 27, 2006, with and among the partners of TCTB Partners, Ltd. Following the distribution of assets the Company along with the General Partner and other Limited Partners of TCTB collectively agreed to sell and sold 75% of their collective undivided interest in the distributed assets on September 29, 2006. The Company reported a net gain of approximately $1,405,000 on the sale of approximately 74% of its interest in distributed assets from it subsidiary TCTB Partners, Ltd. For the nine months ended September 30, 2006 and 2005, the Company experienced a net decrease in other income of approximately $337,000. This change is mainly related to a non-recurring expense the Company paid to key employees of Priority Power Management upon their signing of employment agreements. The employee's retention of the bonus is not contingent on the employees rendering of future services. This non-recurring expense approximated $125,000. Additionally, the Company accrued approximately $209,000 in corporate tithing during the quarter ending September 30, 2006, as mandated by the Company's Corporate By-Laws.

                AMEN Properties, Inc. and Subsidiaries
                 CONSOLIDATED STATEMENT OF OPERATIONS
          For the Three and Nine Months Ended September 30,
                             (Unaudited)


                      For the Three Months      For the Nine Months
                      Ended September 30,       Ended September 30,
                        2006        2005         2006         2005
                    ------------ ----------- ------------ ------------
Operating revenue
  Rental revenue    $   834,128  $  894,749  $ 2,418,702  $ 2,237,068
  Energy management
   fees                 809,217           -    1,486,023            -
  Retail
   electricity
   revenue            1,956,012   2,545,563    8,516,667    3,981,948
                    ------------ ----------- ------------ ------------
      Total
       operating
       revenue        3,599,357   3,440,312   12,421,392    6,219,016
                    ------------ ----------- ------------ ------------
Operating expense
  Cost of goods and
   services           1,934,621   2,453,362    7,818,782    3,876,737
  Rental property
   operations           631,300     554,428    1,652,483    1,412,537
  General and
   administrative       539,056     329,312    1,272,789      759,877
  Depreciation,
   amortization and
   depletion            112,022     106,284      319,357      302,790
                    ------------ ----------- ------------ ------------
      Total
       operating
       expenses       3,216,999   3,443,386   11,063,411    6,351,941
                    ------------ ----------- ------------ ------------

(Loss) income from
 operations             382,358      (3,074)   1,357,981     (132,925)
                    ------------ ----------- ------------ ------------

Other (expense)
 income
   Interest income       61,023      14,037      169,839       41,574
   Interest expense    (343,344)   (130,748)    (690,211)    (393,243)
   Gain on sale of
    investments       1,405,495           -    1,405,495            -
   Other (expense)
    income             (209,399)     11,218     (299,451)      37,632
                    ------------ ----------- ------------ ------------
      Total other
       (expense)
       income           913,775    (105,493)     585,672     (314,037)
                    ------------ ----------- ------------ ------------

Income (loss) from
 continuing
 operations before
 income taxes and
 minority interest    1,296,133    (108,567)   1,943,653     (446,962)

Income taxes                  -           -            -            -
Minority interest        (3,547)    (41,899)     (60,256)     (78,492)
                    ------------ ----------- ------------ ------------

   NET INCOME
    (LOSS)          $ 1,292,586  $ (150,466) $ 1,883,397  $  (525,454)
                    ============ =========== ============ ============

   Net income
    (loss) per
    common share
    (basis)         $       .56  $     (.07) $       .84  $      (.24)
                    ============ =========== ============ ============

   Net income
    (loss) per
    common share
    (diluted)       $       .36  $     (.07) $       .52  $      (.24)
                    ============ =========== ============ ============

Weighted average
 number of common
 shares outstanding
 - basic              2,290,589   2,203,310    2,247,938    2,202,015
                    ============ =========== ============ ============

Weighted average
 number of common
 shares outstanding
 - diluted            3,640,353   2,203,310    3,597,702    2,202,015
                    ============ =========== ============ ============


    CONTACT: AMEN Properties, Inc., Midland
             John James, 432-684-3821
             Investor Relations